UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)*

CHINACAST EDUCATION CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

16946T109

(CUSIP Number)

Ned Sherwood

c/o ZS Fund L.P.

1133 Avenue of the Americas

New York, New York 10036

(212) 398-6200

With copies to:

Brian J. Lane

Gibson, Dunn & Crutcher LLP

1050 Washington Avenue, N.W.

Washington, DC 20036-5306

(202) 887-3646

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 16946T109	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Ned L. Sherwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 238,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 238,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON IN

*	The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons is based upon 49,218,291 Shares outstanding, which includes 49,020,291 shares of Common Stock outstanding as of November 6, 2011 as reported on the Company’s Form 10-Q for the period ended September 30, 2011, as filed on November 9, 2011 Although the Issuer has reported that the Board of Directors has approved the cancellation of 4.6 million shares of stock issued to Ron Chan and his accomplices, such cancellation is not yet reflected in the number of Shares outstanding for purposes of this filing. The Shares outstanding and other numbers above, including the calculation of the percentage in row 13, also reflect 198,000 Warrants held by MRMP Managers LLC of which Ned Sherwood is an investment manager.

CUSIP No. 16946T109	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS ZS EDU L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16946T109	SCHEDULE 13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS ZS EDU GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON OO

CUSIP No. 16946T109	SCHEDULE 13D	Page 5 of 7 Pages

1	NAME OF REPORTING PERSONS Robert Horne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IN

Page 6 of 7 Pages

The Statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2011, and as amended and restated on May 12, 2011 and November 22, 2011, and as amended on December 9, 2011, December 15, 2011, January 10, 2012, April 16, 2012, May 22, 2012, May 25, 2012, August 2, 2012 and August 28, 2012 (as amended and amended and restated, the “Schedule 13D”) by the Reporting Persons named therein is hereby amended by this Amendment No. 11 (“Amendment No. 11”) to the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 13D.

As set forth below, effective as of the execution of the transactions described herein, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 11 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 is supplemented by adding the following:

As a result of the transactions described herein, as of December 16, 2014 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 11 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Page 7 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended by adding the following:

(a) The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons is based upon 49,218,291 Shares outstanding, which includes 49,020,291 shares of Common Stock outstanding as of November 6, 2011 as reported on the Company’s Form 10-Q for the period ended September 30, 2011, as filed on November 9, 2011. Although the Issuer has reported that the Board of Directors has approved the cancellation of 4.6 million shares of stock issued to Ron Chan and his accomplices, such cancellation is not yet reflected in the number of Shares outstanding for purposes of this filing. The Shares outstanding also includes 198,000 Warrants held by MRMP Managers LLC of which Ned Sherwood is an investment manager.

Amount beneficially owned:

Ned Sherwood – 238,000(*)

ZS EDU L.P. – 0

ZS EDU GP LLC – 0

Robert Horne – 0

Percent of class:

Ned Sherwood – 0.5%(*)

ZS EDU L.P. – 0%

ZS EDU GP LLC – 0%

Robert Horne – 0%

(*) Includes 198,000 Warrants held by MRMP Managers LLC, of which Ned Sherwood is an investment manager.

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Ned Sherwood – 238,000

ZS EDU L.P. – 0

ZS EDU GP LLC – 0

Robert Horne – 0

(ii) Shared power to vote or to direct the vote

Ned Sherwood – 0

ZS EDU L.P. – 0

ZS EDU GP LLC – 0

Robert Horne – 0

(iii) Sole power to dispose or to direct the disposition of

Ned Sherwood – 238,000

ZS EDU L.P. – 0

ZS EDU GP LLC – 0

Robert Horne – 0

(iv) Shared power to dispose or to direct the disposition of

Ned Sherwood – 0

ZS EDU L.P. – 0

ZS EDU GP LLC – 0

Robert Horne – 0

(c) The transaction date, number of Shares sold, price per Share, and a description of where the transactions were effected for all transactions by the Reporting Persons within the last 60 days are set forth below:

Name of Reporting Person	Date	Number of Shares Sold	Average Price per Share	How was the transaction effected
Robert Horne	December 16, 2014	50,000	$0.005	Block Sale
ZS EDU L.P.	December 16, 2014	2,625,488	$0.0015	Block Sale
Ned Sherwood	December 16, 2014	727,502	$0.0015	Block Sale
Ned Sherwood	December 16, 2014	3,824	$0.0015	Block Sale
Ned Sherwood	December 16, 2014	3,815	$0.0015	Block Sale

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e) As a result of the transactions described herein, as of December 16, 2014 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 19, 2014	Ned Sherwood

	By:	/s/ Ned Sherwood
		Name:	Ned Sherwood

December 19, 2014	ZS EDU L.P.

	By:	/s/ Ned Sherwood
		Name:	Ned Sherwood
		Title:	Manager of the General Partner, ZS EDU GP LLC

December 19, 2014	ZS EDU GP LLC

	By:	/s/ Ned Sherwood
		Name:	Ned Sherwood
		Title:	Manager

December 19, 2014	Robert Horne

	By:	/s/ Robert Horne
		Name:	Robert Horne